

COMMONWEALTH FINANCIAL
NETWORK℠ A REGISTERED SERVICE
MARK OF COMMONWEALTH EQUITY
SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

(Public)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24040

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/25
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Commonwealth Financial Network**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
275 Wyman St
                                          (No. and Street)

Waltham	**MA**	**02451**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jonathan Cleasby	**781-209-4382**	jcleasby@commonwealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
                        (Name – if individual, state last, first, and middle name)

80 City Square	**Boston**	**MA**	**02129**
(Address)	(City)	(State)	(Zip Code)
9/24/2003		**49**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Cleasby _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Commonwealth Financial Network _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Financial Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CONTENTS



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Member and the Board of Managers
Commonwealth Financial Network
(A Registered Service Mark of Commonwealth Equity Services, LLC)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Commonwealth Financial Network, a Registered Service Mark of Commonwealth Equity Services, LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2019.

Boston, Massachusetts
March 2, 2026

THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

1

RSM US LLP is the U.S. member firm of RSM International, a global network of independent assurance, tax, and consulting firms.
Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

Statement Of Financial Condition

DECEMBER 31, 2025

Assets	
Cash and cash equivalents	185,912,765
Restricted cash	97,020,438
Receivables:	
Brokers and clearing organizations	52,012,117
Employees and registered representatives, net	25,589,384
Other receivables	10,062,821
Securities owned, at fair value	20,492,611
Property and equipment, net	11,875,300
Right-of-use leases	25,317,704
Other assets, net	29,781,269
Deposits with clearing organization	50,000
Intangible assets, net	1,665,025,297
Goodwill	423,302,465
Total Assets	$ 2,546,442,171

Liabilities and Member's Equity	
Accrued liabilities	50,238,554
Accrued deferred compensation	10,181,359
Payables:	
Brokers and clearing organizations	26,307,917
Trade and reimbursements	1,762,464
Sales tax liabilities	9,283,091
Lease liabilities	29,517,389
Other liabilities	8,916,824
Contingent liability	97,020,438
Total Liabilities	233,228,036

Member's Equity	
Member's Units -100 issued and outstanding	2,313,214,135
Total Member's Equity	2,313,214,135
Total Liabilities and Member's Equity	$ 2,546,442,171

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Business

Commonwealth Financial Network^{SM} is a Registered Service Mark of Commonwealth Equity Services, LLC ("the Company"). The Company, organized in Massachusetts and founded in 1979, has offices in Waltham, Massachusetts, San Diego, California, and Cincinnati, Ohio. The Company is an independent broker/dealer and registered investment advisor that is the "home office" for its national network of independent registered representatives and independent advisor representatives. These representatives (advisors) are licensed to sell securities through the Company by the Financial Industry Regulatory Authority ("FINRA"). The Company is registered with FINRA and with the Securities and Exchange Commission (the "SEC"). The Company clears its public customer accounts on an introducing basis with National Financial Services, LLC, ("NFS") a Fidelity Investments Company, and other providers. The Company also allows for certain accounts to be held directly with mutual fund or variable annuity companies.

The Company operates under the provisions of Paragraphs (k)(2)(i) and (k)(2)(ii) of rule 15c3- 3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company does not otherwise hold funds or securities for customers and effectuates all financial transactions with customers through one or more bank accounts designated as a special account for the exclusive benefit of customers. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Company is also exempt for other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 that are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts (as defined in Rule 15c3-3) for the year ended December 31, 2025.

The Company is a Massachusetts limited liability company, wholly owned by 1979 Holding Company, LLC ("1979 Holding"), a Delaware limited liability company through July 31, 2025. CFN Ventures, LLC ("Ventures"), a Delaware limited liability company is the sole owner of 1979 Holding and is wholly owned by CFN Holding Company, LLC ("CFN Holding"), a Massachusetts limited liability company. Gratitude Holdings, Inc. ("Gratitude"), a Massachusetts S-Corporation holds a 99.99% membership interest in CFN Holding and Odd Couple, Inc. ("OCI"), a Delaware C-Corporation, holds the remaining 0.01% membership interest in CFN Holding.

On August 1, 2025 (the "Acquisition date"), LPL Holdings, Inc. ("LPLH"), acquired the membership interests of Gratitude and OCI in CFN Holding (the "Acquisition"), and its wholly owned subsidiaries, including the Company. LPLH, a wholly owned subsidiary of LPL Financial Holdings Inc. ("LPLFH"), a Delaware holding corporation. LPL Financial LLC ("LPL Financial") is an affiliated clearing broker-dealer, which is also a wholly owned subsidiary of LPLH.

LPLH accounted for the Acquisition under the acquisition method of accounting for business combinations, and pushdown accounting was applied to the Company to record the fair value of the assets acquired and liabilities assumed on the Acquisition date. The application of pushdown accounting represents the termination of the prior reporting entity and the creation of a new reporting entity, which does not have the same basis of accounting. As a result, the Company's

statement of financial condition at December 31, 2025 reflects the fair value adjustments made to the assets and liabilities of the Company at the Acquisition date and the accompanying statements of income or loss, changes in subordinated borrowings, changes in member's equity, cash flows, and certain footnote disclosures are presented for two periods, namely the predecessor and successor periods, which relate to the period preceding and succeeding the Acquisition date, respectively, which are not comparable. See Note 3 - Acquisition of the Company for further details.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), which require the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates.

The Company conformed to LPLH's accounting policies at Acquisition as a result of pushdown accounting.

Consolidation

The Company applies the guidance in Accounting Standards Codification ("ASC") 810, Consolidation, in its consolidation policy. The Company consolidates entities in which it has a controlling financial interest, as determined by evaluating whether the entity is a voting interest entity or a variable interest entity (VIE).

The Company is determined to have a controlling financial interest in a voting interest entity when it has ownership of a majority voting interest. If such determination is made, the entity is consolidated into the Company's financial statements.

The Company has a controlling financial interest in a VIE when it has a variable interest or interests that provide it with (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If both criteria are met, the Company is considered to be a primary beneficiary of a VIE and consolidates it under ASC 810.

During 2025, the Company determined that it did not have a controlling financial interest in a voting interest entity, nor was it a primary beneficiary in a VIE. Therefore, no entities were consolidated in the preparation of these financial statements.

Securities Owned

Proprietary securities transactions are reflected on a trade-date basis. The Company's proprietary security positions are recorded at fair value with the resulting net realized and unrealized gains and losses reflected in current operations.

Fair Value Measurements

The Financial Accounting Standards Board ("FASB") ASC 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The fair values for all of the Company's financial assets are based on observable prices and inputs or short term or replaceable on demand inputs and are classified in levels 1 and 2 of the fair value hierarchy, where applicable.

See Note 5 - Fair Value Measurements for further information about fair value of the Company's financial assets.

Current Expected Credit Losses (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that adjusts the asset's amortized cost basis.

Receivable from and Payable to Brokers and Clearing Organizations

The balances shown as receivable from and payable to brokers and clearing organizations from revenues and expenses involving asset-based fees, insured deposit sweep fees, commissions, and trading of securities. Management considers all receivables to be collectible; therefore, no allowance for credit losses has been provided for.

Cash and Cash Equivalents

The Company defines cash equivalents as liquid overnight deposits held in the ordinary course of business, as well as money market funds and other short-term investments with an original maturity at the date of purchase of ninety days or less.

The Company has certain cash deposit accounts with financial institutions in which the balances occasionally exceed the Federal Deposit Insurance Corporation ("FDIC") insured limit. In addition, the Company holds money market funds and money market accounts with financial institutions where the Company is exposed to credit risks associated with the performance of the counterparty. The Company monitors these credit risks at financial institutions and has not experienced any losses related to these risks.

Property and Equipment

Property and equipment are stated at historical cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the related assets, over a period of three to five years, or more. Leasehold improvements are recorded at cost and are amortized over the shorter of the lease term or estimated useful life. Routine repairs and maintenance are expensed as incurred.

Implementation Costs Incurred in Cloud Computing Arrangements

The FASB ASC 350, Intangibles Goodwill and Other, Internal-Use Software, applies to software that is acquired, internally developed, or modified to solely meet the reporting In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This update aligned the accounting for costs to implement a cloud computing arrangement that is a service with the guidance on capitalizing costs for developing or obtaining internal-use software which provides new functionality for internal users. The standard requires capitalized costs to be amortized on a straight-line basis generally over the term of the arrangement, and the financial statement presentation for these capitalized costs would be the same as that of the fees related to the hosting arrangements.

The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software and certain costs related to implementation of cloud computing arrangements, or hosting arrangements, that are service contracts. All capitalized internal use software development costs are amortized using the straight-line method over the estimated useful life, ranging from three to five years, once placed in service. All capitalized hosting arrangement implementation costs are generally amortized over the terms of such hosting arrangements, which include reasonably certain renewals.

See Note 10 - Other Assets for further information about the Company's capitalized implementation costs.

Goodwill And Intangible Assets

The Company records goodwill when consideration paid in a business combination exceeds the fair value of the net assets acquired. The Company's estimates of fair value are based upon assumptions believed to be reasonable at that time but that are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events or circumstances may occur, which may affect the accuracy or validity of such assumptions, estimates or actual results. Goodwill is not amortized, but rather is tested for impairment annually in the Company's third quarter or more frequently if facts and circumstances warrant a review. The Company has determined that there is a single reporting unit for the purpose of conducting this goodwill impairment assessment. The Company assesses both the existence of potential impairment and the amount of impairment loss by comparing the fair value of the reporting unit with its carrying amount, including goodwill. In testing for goodwill impairment, the Company first assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if the Company concludes otherwise, the Company proceeds to the quantitative assessment. Intangible assets are recorded at their estimated fair values at the date of acquisition. The Company amortizes acquired intangible assets over their estimated useful lives based on the pattern of consumption of the economic benefits or, if that pattern cannot be readily determined, on a straight-line basis. There were no impairments to goodwill or long-lived assets at December 31, 2025.

Impairment of Long-Lived Assets

Long-lived assets consist primarily of property and equipment, capitalized internal-use software and intangible assets with finite lives. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends. Determining whether a triggering event has occurred involves significant judgment. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized in income (loss) from operations when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value, determined based on discounted cash flows. There were no impairments to long-lived assets at December 31, 2025.

Income Taxes

The Company is a single member limited liability company wholly owned by 1979 Holding, and included in the consolidated tax returns of CFN Holding. The Company is treated as a disregarded entity for federal tax purposes and is not subject to any entity level federal or state income tax. CFN Holding reports its allocable share of income from the Company and files its tax return as a partnership. Therefore, no provision or liability for federal or state income taxes is included in these financial statements.

For all open tax years and for all major taxing jurisdictions, the Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state, and local authorities may examine tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2025.

Equity-based Compensation

The Company records compensation expense based on the increase in the awards' intrinsic value, between grant date and the time of exercise. The options are remeasured at each quarter until their settlement. The Company recognized the changes in the options' fair value as an adjustment to compensation cost. For new and previously issued awards that are modified, repurchased, or cancelled after the adoption date, such value is recorded over the requisite service period using a graded vesting schedule.

Deferred Compensation

The Company recognizes the obligation to provide post employment or post service compensation if the obligation is attributable to services already rendered by advisors or employees, the rights of advisors or employees to that compensation accumulates or vests, payment of compensation is probable, and the amount of the compensation can be reasonably estimated.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures to enhance the transparency of income tax disclosures relating to the rate reconciliation, disclosure of income taxes paid, and certain other disclosures. The ASU was applied prospectively and is effective for annual periods beginning after December 15, 2024. The adoption did not have an impact on the Company's financial condition or results of operations.

Recently Issued Accounting Pronouncements

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, to modernize the accounting for and disclosure of software costs. The ASU may be applied prospectively, retrospectively or via a modified transition approach and is effective for annual periods beginning after December 15, 2027, with early adoption permitted. The Company is currently assessing the amendment's impact on its financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires public business entities to disclose additional information about certain expenses in the notes to financial statements. The ASU may be applied prospectively or retrospectively and is effective for fiscal years beginning after December 15, 2026, with early adoption permitted. The Company is currently evaluating

the impact on the related disclosures; however, it does not expect this update to have an impact on its financial condition or results of operations.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker ("CODM"), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company determined that the primary operating decisions of the Company are made by a decision-making group composed of the CEO and President. This decision-making group assesses the Company's operations and manages its business on a consolidated basis in one segment, using total revenue, expenses and net income to evaluate the results of the business. The CODM uses these measures in deciding whether to reinvest profits or pay distributions, to monitor budget versus actual results, and to benchmark against competitors. The measure of segment assets is reported on the Statement of Financial Condition as total assets.

Note 3 - Acquisition of the Company

LPLFH acquired the Company in order to leverage its scale and enhance its capabilities. The Acquisition was accounted for under the acquisition method of accounting for business combinations and pushdown accounting was applied to record the fair value of the Company's assets acquired, including specifically identifiable intangible assets, and liabilities assumed on the Acquisition date with certain exceptions. Lease assets and lease liabilities are recorded based upon the provisions of ASC Topic 842. Contingent liabilities are recorded based upon the amount management determined was probable of being paid. Substantially all of the gross contractual amounts of accounts receivable of $55,709,709 are expected to be collected. The excess of the fair value of the Company above the fair value of assets acquired and liabilities assumed was recorded as goodwill. Goodwill is related primarily to synergies expected to result from combining the Company's technology and advisor base with the LPLH's operations and is deductible for tax purposes.

Other intangible assets comprised $1,690,000 of advisor relationships, which were assigned useful lives of 14 years, and $26,000,000 of trade name intangible, which was assigned a useful life of 16 years. See Note 11 - Goodwill and Other Intangibles for additional information.

The fair value determination of certain assets acquired and liabilities assumed required the Company to make significant estimates and assumptions. Intangible assets were fair valued using an income approach with estimates and assumptions related to future net cash flows, discount and royalty rates. Advisor loans were fair valued using an income approach with assumptions related to net cash flows and conversion rates. Given the recency of the closing, LPLH's purchase accounting analysis is ongoing and may result in changes to the value of assets acquired and liabilities recorded, including other intangible assets.

The fair value of consideration transferred was:

Consideration		August 1, 2025
Cash	$	1,883,621,941
Other liabilities payable to seller, at fair value		90,413,562
Total consideration	$	1,974,035,503

Pushdown accounting adjustments to record the Company's assets and liabilities at their fair value as of the Acquisition date resulted in a $1,669,188,604 increase in net assets which was comprised of the following:

	Successor Fair Value August 1, 2025
ASSETS	
Cash and cash equivalents	331,106,605
Restricted cash (1)	95,413,562
Receivables	91,261,350
Securities owned, at fair value	43,718,877
Property and equipment, net	7,769,062
Right-of-use leases, net	25,508,816
Intangible assets, net	1,716,000,000
Goodwill	423,302,465
Other assets, net	28,877,778
Total assets acquired	2,762,958,515
LIABILITIES	
Accrued liabilities	48,834,282
Accrued deferred compensation	8,928,345
Lease liabilities	25,508,816
Deferred revenue	309,876,233
Vested option liability	382,231,110
Sales tax liability	8,544,226
Contingent liability	5,000,000
Total liabilities assumed	788,923,012
Net assets acquired	1,974,035,503

1. Restricted cash is restricted to pay the contingent liability with the remaining balance being payout to the seller.

The Company recognized a liability of $382,231,110, which was paid by the Company on behalf of LPLFH subsequent to the acquisition, related to the acceleration of vested and partially vested options for pre-acquisition services. As a result, this is not presented in either the successor or predecessor periods, but resulted in a liability assumed at the closing. Of the $382,231,110, approximately $159,864,950 relates to the acceleration of unvested awards attributable to pre-combination services.

The Company does not present unaudited pro forma results as they are not practical to the financial statements of the stand alone entity.

Note 4 - *Revenue From Contracts With Customers*

The Company recognizes revenue from contracts with customers in accordance with ASC Topic 606, Revenue from Contracts with Customers.

Revenue from contracts with customers includes advisory fees, commissions, and other revenue. The recognition and measurement of revenue is based on an assessment of individual contract terms. The Company is the principal for advisory fees and commissions when advisors act in the capacity of independent registered representatives of the Company. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of the Company's progress under the contract, and whether constraints on variable consideration should be applied to future events. The following discussion describes the nature, timing, and uncertainty of revenues and cash flows arising from the Company's contracts with customers.

The Company reported contract assets and liabilities related to revenue from customers at year-end as follows:

	December 31, 2025	2024
Receivable from clearing firm	$ 27,962,114	$ 32,763,371
Receivable from direct commissions	$ 3,676,494	$ 3,557,447
Payable for commission accounts	$ 6,109,185	$ 6,290,584
Receivable from fee accounts	$ 20,733,094	$ 18,637,071
Payable for fee accounts	$ 19,378,439	$ 18,426,802
Receivable from sponsors	$ 9,352,500	$ 8,084,614

Balances in these assets and liabilities changed as a result of business operations and underlying investment values.

Note 5 - Fair Value Measurements

The following table presents fair value on a recurring basis as of December 31, 2025:

Assets at Fair Value as of December 31, 2025

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:				
Money market funds	$58,137,507	$ —	$ —	$ 58,137,507
Other assets:				
Money market funds	3,550,228	—	—	3,550,228
Mutual funds	9,232,051	—	—	9,232,051
Debt securities:				
Municipal bonds	—	—	—	—
Corporate bonds	—	—	—	—
REITs	—	46,886	—	46,886
Common stock	2,451,091	—	—	2,451,091
Mutual funds and ETFs:				
Equities	12,263,841	—	—	12,263,841
Fixed income	5,730,793	—	—	5,730,793
Total securities owned and cash equivalents and other assets	$91,365,511	$46,886	$ —	$ 91,412,397

Cash equivalents primarily consist of money market funds and are categorized as Level 1 on the fair value hierarchy.

Investments in securities that are traded on an exchange are valued at their last reported quoted sales price as of the valuation date. Investments in mutual funds and exchange traded funds ("ETFs"), including money market mutual funds, are generally priced at the quoted net asset value (NAV). These securities are categorized as Level 1 securities.

The fair value of municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. Municipal bonds are categorized in Level 2 of the fair value hierarchy.

Corporate bonds when valued using market quotations in an active market, will be categorized as Level 1 securities. However, they may be valued on the basis of prices furnished by a pricing service when the Company believes such prices more accurately reflect the fair value of such securities. A pricing service utilizes electronic data processing techniques based on yield spreads relating to securities with similar characteristics to determine prices for normal institutional-size trading units of debt securities without regard to sale or bid prices. These securities will generally be categorized as Level 2 securities. If the Company decides that a price provided by the pricing services does not accurately reflect the fair value of the securities, when prices are not readily available from a pricing service, or when certain restricted or illiquid securities are being valued, securities are valued at fair value as determined in good faith by the Company. These securities will be categorized as Level 3 securities.

Investments in real estate investment trusts ("REITs") are generally valued based on external broker quotes using external price/spread data. If external price data is not observable, the valuation is either based on prices of comparable securities or based on the net asset value (NAV) as published by the REIT managers. Investments in REITs are generally categorized in Level 2 or Level 3 of the fair value hierarchy.

Note 6 - *Leases*

The Company determines if an arrangement is a lease or contains a lease at inception. The Company entered into operating leases for office space in Waltham, Massachusetts, San Diego, California, and Cincinnati, Ohio. The Company recognizes Right-of- Use ("ROU") assets, representing the right to use the underlying asset for the lease term, and lease liabilities, representing the liability to make payments in accordance with ASC Topic 842, Leases ("ASC 842"). The lease terms are determined based on the contractual maturity of the leases. For leases where the Company has the option to terminate or extend the lease, an assessment of the likelihood of exercising the option is incorporated into the determination of the lease term. The assessment is initially performed at the inception of the lease and is updated if events occur that impact the original assessment.

An operating lease ROU asset is initially determined based on the operating lease liability, adjusted for initial direct costs, lease incentives and amounts paid at or prior to lease commencement. The total lease cost is amortized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

The following table represents the Company's operating leases and their respective expiration dates as of December 31, 2025:

Facility	Expiration Date
Waltham Wyman Street	12/31/2038
San Diego Viewridge	3/31/2027
San Diego 600 W Broad	8/31/2027
San Diego 600 W Broadway Suite	8/31/2027
Cincinnati	8/31/2030

Other information related to leases as of December 31, 2025 was as follows:

Weighted-average remaining lease term:	
Operating leases	12.02
Weighted-average discount rate:	
Operating leases	6.04 %

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Future minimum payments of lease liabilities under non-cancellable operating leases as of December 31, 2025 are as follows:

		Amount
2026	$	3,851,322
2027		3,448,970
2028		2,933,961
2029		2,944,439
2030		2,807,493
Thereafter		32,423,601
Total undiscounted lease payments	$	48,409,786
Less: tenant improvement allowance		(2,914,687)
Less: imputed interest		(15,977,710)
Present value of lease liabilities	$	29,517,389

As part of the lessor's requirement for leasing the office space in Waltham, the Company has set aside fully refundable security deposit funds totaling $2,600,920 which is included in other assets on the Statement of Financial Condition. Additionally, a $1,138,238 letter of credit is required for the new Wyman Street lease which was recorded by LPLH. The Company did not have any finance leases as of December 31, 2025.

Note 7 - Receivables From Brokers And Clearing Organizations

The Company has a margin account with its clearing firm, NFS, for the purpose of buying and selling securities in the Company's inventory account.

The Company's receivable from broker dealers and clearing organizations include amounts due in connection with the Company's normal course of business with its clearing partner. These accounts approximate fair value because of the short maturity of these financial instruments and are generally negligible risk. The Company has had no prior defaults in its historical experience to collect from brokers and clearing organizations, therefore, management considers it appropriate not to establish an allowance for these receivables.

As of December 31, 2025, receivables from brokers and clearing organizations were as follows:

		2025
Receivable from commissions	$	24,323,663
Receivable from insured deposit sweep fees		21,882,678

Receivable from other		5,805,776
Total receivables from brokers and clearing organizations	$	52,012,117

Note 8 - Advisor Loans

The Company occasionally issues forgivable and non-forgivable loans to its advisors to assist in setting up their respective businesses. Loans are extended after considering the credit history and production levels of the advisors. Forgivable loans are generally granted to prospect advisors and are generally forgivable over a 5 to 7-year period and forgiveness is based upon the achievement of specific asset or production targets. Non-forgivable loans are generally granted to advisors with a longer tenure at the Company and are offered to assist in acquisitions and growth of existing businesses. Non-forgivable loans are subject to an amortization schedule, with monthly payments of principal and interest required. Both forgivable and non-forgivable loans are recorded at face value at the time the loans are made.

The Company records its allowance for credit losses on forgivable and non-forgivable loans in accordance with ASC Topic 326, Financial Instruments Credit Losses. The allowance for credit losses is deducted from the amortized cost basis of the loans to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the uncollectibility of a loan balance is confirmed. The Company performs periodic credit evaluations and provides an allowance based on its assessment of specifically identified unsecured receivables and other factors, including its advisor payment history.

Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as portfolio composition, as well as for changes in environmental conditions, such as changes in gross domestic product, unemployment rates, and other relevant factors.

The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist. The Company identified the following portfolio segments in its advisor loans assets based on different risk profiles: forgivable loans and non forgivable loans. The Company used the weighted-average remaining ("WARM") method to estimate allowance for credit losses on both of its portfolio segments for the year ended December 31, 2025. As a result of the valuation for the August 1, 2025 acquisition, advisor loans were valued using an income approach with assumptions related to net cash flows and conversion rates.

Loans included in receivables: employees and registered representatives, net Statement of Financial Condition at year-end were as follows:

		2025
Advisor Loans		
Forgivable	$	19,502,965
Non-forgivable		4,667,342
Allowance for credit losses		(13,099)
Advisor Loans, net	$	24,157,208

The following schedule reflects the Company's activity in providing for an allowance for uncollectible advisor loans by portfolio segment for the year ended December 31, 2025:

	Forgivable	Non-forgivable	Total
Allowance for credit losses:			
Predecessor beginning allowance balance January 1, 2025	$ 227,842	$ 22,141	$ 249,983
Provision for credit loss expense	97,366	(5,568)	91,798
Loans charged-off	—	—	—
Recoveries collected	—	—	—
Predecessor ending allowance balance August 1, 2025	$ 325,208	$ 16,573	$ 341,781
Pushdown of purchase accounting adjustments	(325,208)	$ —	$ (325,208)
Successor beginning allowance balance August 2, 2025	$ —	$ 16,573	$ 16,573
Provision for credit loss expense	—	(3,474)	(3,474)
Loans charged-off	—	—	—
Recoveries collected	—	—	—
Successor ending allowance balance December 31, 2025	$ —	$ 13,099	$ 13,099

Upon adoption of ASC 326, the Company elected the practical expedience provided in paragraph 326-20-30-5A of ASU 2016-13, where the Company does not measure an allowance for credit losses for accrued interest receivable on its advisor loans portfolio since it is the Company's policy and practice to write off the uncollectible accrued interest receivable balance in a timely manner. The monthly accrued interest on loans deemed uncollectible stops accruing and is written off when it is determined that the loan is uncollectible. The variable interest rate on advisor non-forgivable loans is the prime lending rate plus an additional two percent and was 9.50% as of December 31, 2025.

Note 9 - Property And Equipment

The components of property and equipment are as follows at December 31, 2025:

Computers, furniture and fixtures	$	10,983,833
Software		3,910,820
Leasehold improvement		8,381,738
		23,276,391
Less: accumulated depreciation and amortization		(11,401,091)
Property and equipment, net	$	11,875,300

Note 10 - Other Assets

The Company's other assets at December 31, 2025 are as follows:

Prepaid expense	$	12,052,703
Rabbi trust asset	$	10,181,359
Security deposits	$	2,600,920
Due from related parties	$	1,292,504
Other	$	3,653,783
Total other assets	$	29,781,269

Capitalized implementation costs, net, include costs incurred in connection with implementation of cloud computing arrangements or hosting arrangements and the design and implementation of internal-use software. In conjunction with the August 1, 2025 acquisition, all the capitalized implementation costs were written off to $0, see Note 3 - Acquisition of the Company. As of December 31, 2025, there were no capitalized implementation costs.

Rabbi trust assets are assets held for the non-qualified deferred compensation plan offered to the Company's advisors and certain employees.

Security deposit is a fully refundable deposit for the Company's operating lease. See Note 6 - Leases for further detail.

Note 11 - Goodwill and Other Intangibles

As a result of the August 1, 2025 acquisition, the Company recorded $423,302,465 of goodwill through push down accounting. No further activity was recorded to goodwill and the balance at December 31, 2025 is $423,302,465.

The components of other intangibles, net were as follows at December 31, 2025:

	Weighted-Average Life Remaining (in years)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Advisor relationships	13.6	$1,690,000,000	$ (50,297,619)	$ 1,639,702,381
Trade name	15.6	26,000,000	(677,084)	25,323,000
Total other intangibles, net		$1,716,000,000	$ (50,974,703)	$ 1,665,025,381

Future amortization is estimated as follows:

2026	$	122,339,352
2027		122,339,352
2028		122,339,352
2029		122,339,352
2030		122,339,352
Thereafter		1,053,328,621
Total	$	1,665,025,381

Note 12 - Commitments And Contingencies

Litigation and Claims

The Company is involved with various judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business. Some of these legal actions include claims for substantial or unspecified compensatory and/or punitive damages. In addition, in the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties or other sanctions. ASC 450, Loss Contingencies, governs the recognition and disclosure of loss contingencies, including potential losses from legal and regulatory matters. ASC 450 categorizes loss contingencies using three terms based on the likelihood of occurrence of events that result in a loss: "probable" means that "the future event or events are likely to occur;" "remote" means that "the chance of the future event or events occurring is slight;" and "reasonably possible" means that "the chance of the future event or events occurring is more than remote but less than likely." Under ASC 450, the Company accrues for losses that are considered both probable and reasonably estimable. Legal fees are accrued as the services are provided.

The Company may incur losses in addition to the amounts accrued where the losses are greater than estimated by management, or for matters for which an unfavorable outcome is considered reasonably possible, but not probable.

At December 31, 2025, the Company was the co-defendant in several lawsuits. Management believes, based on current available information, that the results of all proceedings in the aggregate will not have a material adverse effect on the Company's Statement of Financial Condition. The Company has errors and omissions insurance to protect itself from potential damages and/or legal costs associated with the aforementioned claims.

Regulatory Matters

On August 1, 2019, the SEC filed a complaint against the Company alleging that the Company, in its role as a registered investment adviser for the period July 2014 through December 2018, failed to disclose material conflicts of interest related to certain revenue sharing agreements with its clearing firm. The Complaint also alleged that the Company failed to adopt and implement written policies and procedures reasonably designed to identify and to ensure the disclosure of material conflicts of interest arising from its revenue sharing agreement with its clearing firm. The Complaint did not set forth an amount with respect to disgorgement the SEC is seeking nor does it set forth the amount of the civil penalty it is also seeking. The Company filed an answer to the Complaint denying defenses.

On April 7, 2023, the Company was found on summary judgment by the U.S. District Court of Massachusetts to have violated Section 206(2) of the Advisers Act because it was negligent in its failure to fully disclose conflicts of interest from revenue sharing it received with respect to certain mutual fund share classes during the time period from 2014 to 2018. The court also found that the Company violated Section 206(4) and Rule 206(4)-(7) in failing to adopt and implement written policies and procedures to disclose the revenue sharing compensation.

On March 29, 2024, the U.S. District Court of Massachusetts entered final judgment against the Company in the amount of $94,280,696, which included prejudgment interest. On April 26, 2024, the Company filed a Notice of Appeal to the United States Court of Appeals for the First Circuit from the final judgment entered on March 29, 2024, and the summary judgment entered on April 7, 2023.

On April 29, 2024, the Company filed a motion for a stay of execution and other enforcement of the final judgment. The SEC consented to the Company's motion and the court granted the stay of execution. Pursuant to the terms of the stay of execution, the Company was required to deposit $95,608,252 into an interest-bearing escrow account, which includes the principal amount of the final judgment plus six months of post-judgment interest. The initial deposit plus the accumulated interest earned on the escrow account is subject to a legal restriction from withdrawal, even if the balance exceeds the judgment amount plus post-judgment interest.

On July 25, 2024, the Company submitted its brief supporting the appeal, arguing that the SEC and the district court did not establish the requisite causal connection between the alleged violations and the purported unjust enrichment and therefore failed to establish the necessary elements for disgorgement. The brief also argues that the materiality of the disclosure of additional details concerning the revenue-sharing arrangement was a question of fact for trial by jury, that the SEC failed to carry its burden to prove "a reasonable approximation of profits" for disgorgement, and that the district court erred in declining to deduct any expenses from the disgorgement amount. On October 10, 2024, the SEC filed its brief in opposition to the Company's appeal, and on November 21, 2024, the Company filed its reply brief. Oral arguments took place in January 2025.

On April 1, 2025, the U.S. First Circuit Court of Appeals found in favor of the Company, vacating the district court's grant of summary judgment to the SEC and the disgorgement order and remanding the case back to the district court for further proceedings. On April 11, 2025, the district court granted the Company's motion to release the funds deposited in a segregated escrow account. The Company credited $91,633,210 to the contingent loss expense of the Statement of income or Loss in the predecessor period ended July 31, 2025 related to the successful appeal of the SEC matter.

The Company and the SEC entered settlement negotiations that were settled on January 31, 2026. The parties provided a status update to the court that they had reached an agreement on settlement terms and on the documentation, subject only to approval of the all parties of the SEC.

As a result of the acquisition of the Company by LPLH on August 1, 2025, the demand deposit cash of $95,413,562 is recorded in restricted cash and a corresponding liability that will be paid to the SEC and sellers based on the final settlement. As of December 31, 2025, the Company concluded that its best estimate of the settlement amount is $5,000,000 and recorded this in accrued liabilities in the Statement of Financial Condition.

Accordingly, the full amount of the escrow balance is recorded as restricted cash in the Statement of Financial Condition. The restricted cash balance was $97,020,438 as of December 31, 2025.

The Contingent liability balance is $97,020,438 as of December 31, 2025 which includes the $5,000,000 settlement amount and the remainder being owed to the sellers.

Deferred Compensation

The Company offers a non-qualified deferred compensation plan for the purpose of attracting and retaining advisors who operate, for tax purposes, as independent contractors by allowing participating advisors to defer receipt of certain gross commissions and fees. The deferred compensation plan has been fully funded to date by participant contributions. Plan assets are invested in mutual funds and other securities, which are held by the Company in a Rabbi Trust. The cash value of the trust assets in the amount of $4,090,187 is included in other assets in the Statement of Financial Condition and corresponding deferred compensation liability for benefits accrued under the non-qualified deferred compensation plan totaled $4,090,187 as of December 31, 2025.

The Company offers an executive nonqualified deferred compensation plan for the benefit of its eligible management. The deferred compensation plan allows participating employees or contractors to defer compensation with an option for the Company to make matching contributions. The deferred compensation plan has been funded to date by participant contributions and matching contributions made by the Company. Plan assets are invested in mutual funds and other securities, which are held by the Company in a Rabbi Trust. The cash value of the trust assets in the amount of $6,091,172 is included in other assets in the Statement of Financial Condition and corresponding deferred compensation liability for benefits accrued under the non-qualified deferred compensation plan totaled $6,091,172 as of December 31, 2025.

Note 13 - Related Party Transactions

CES Insurance Agency, LLC ("CESI") is an entity wholly owned by 1979 Holding that assists independent advisors in the selling of insurance-based products. The Company provides ongoing operational and marketing services to CESI. At December 31, 2025 the balance due from CESI from the Company was $1,291,169 and is included in other assets, net on the Statement of Financial Condition.

Commonwealth Investment Partners, LLC ("CIP") is an entity wholly owned by 1979 Holding that assists the Company's independent advisors with growth through acquisition and succession planning. At December 31, 2025 the balance of loan collections due to CIP from the Company was $5,744,831, and is included in other liabilities on the Statement of Financial Condition.

Commonwealth Continuum Advisors ("CCA")is an entity wholly owned by 1979 Holding that offers asset management services, wealth management consulting, and other advisory services. At December 31, 2025 the balance due from CCA for expenses paid by was $1,334, and is included in other assets, net on the Statement of Financial Condition.

CFN Holding is owned by the ultimate shareholders of the Company. The Company records a due from CFN Holding for amounts paid out associated with the Plan, offset by cash payments received from CFN Holding. At December 31, 2025, the balance due from CFN Holding to the

Company was $20,993, and is included in other liabilities on the Statement of Financial Condition.

On the Acquisition date, LPLH acquired the membership interests of Gratitude and OCI in CFN Holding, and its wholly owned subsidiaries, including the Company. The Company pays premiums, at market rates, to LPLH on a monthly basis in exchange for errors and omissions coverage and other general insurance. At December 31, 2025 the balance due to LPLH from the Company was $2,301,184 and is included in other liabilities, net on the Statement of Financial Condition.

The Company may also have other amounts payable and receivable, including reimbursements, to related parties and employees as part of normal operations.

Note 14 - Net Capital Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $139,471,251 which was sufficient to meet the required net capital of $7,576,047. The Company's net capital ratio as of December 31, 2025 was 0.81 to 1.

Note 15 - Financial Instruments With Off-balance Sheet Risk, Concentrations Of Credit Risk And Other Risk

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company introduces all customer transactions in securities traded to another firm on a fully disclosed basis. The agreements between the Company and its clearing firms provide that the Company is obligated to assume any exposure related to non-performance by customers or counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties can be directly impacted by volatile trading markets which may impair the ability of the customer or counterparty to satisfy their obligations to the Company.

In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers and counterparties to maintain collateral in compliance with regulatory requirements, guidelines of the Company's clearing firms and industry standards.

Note 16 - Subsequent Events

The Company has evaluated subsequent events and transactions through the date the financial statements were issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.